SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 3-13 February 27, 2013

SAMEX EXPANDS EL GRINGO DRILL PROGRAM AND PROVIDES CHIMBEROS UPDATE

During the course of its initial drill program at the El Gringo copper and gold prospect at Los Zorros, SAMEX has decided to expand total drilling activity from the previously announced 570 meters to a new total of 1200 meters. Drilling presently continues while numerous core samples have already been sent to the lab for rush-assaying. Detailed images of the entire core completed so far from holes EG-13-001 and EG-13-002 are now available for viewing at www.samex.com within the Coreshack section.

“In order to improve transparency at SAMEX, I strongly believe in making photos of newly-drilled core available for viewing as soon as it is practical to do so.  The goal is for shareholders to be able to better follow our exploration progress as updates are regularly announced,” said Sasan Sadeghpour, Chairman and Chief Executive Officer.  “The geological team and our Board of Directors consider this to be important for shareholder awareness.  However it is imperative that investors not make any assumptions regarding possible mineralization types or grades until certified lab results are announced.”

SAMEX is also in the process of updating exploration plans at the Chimberos Property to follow up its prior geological team’s recent drilling campaign. A detailed review of the drill core and partial assays received back so far indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. Results will be announced in due course once all logging and assaying has been completed.

Juan Carlos Toro Taylor, M.Sc. Economic Geology, Chief Geologist of SAMEX Mining Corp., is acting as Qualified Person in compliance with National Instrument 43-101 with respect to this release. He has reviewed the contents for accuracy.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com